EXHIBIT 99.1

IIJ Revises Its FY2011 First Half Financial Target

TOKYO, Oct. 27, 2011 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced that it has revised its first half consolidated financial target for the Fiscal Year Ending March 31, 2012 from its original target announced on May 13, 2011, in light of its recent business performance.

IIJ's FY2011 first half financial results are scheduled to be announced on Tuesday, November 8, 2011 at 12:00pm JST (GMT+09:00).

1. Revision of FY2011 first half Consolidated Financial Target

<FY2011 first half (From April 1, 2011 to September 30, 2011)>

	Revenues	Operating Income	Income before Income Tax Expense (Benefit)	Net Income Attributable to IIJ	Basic Net Income attributable to IIJ per Share
	JPY millions	JPY millions	JPY millions	JPY millions	JPY
Original Target Announced on May 13, 2011 (A)	47,500	2,000	1,700	1,000	4,933.79
Revised Target (B)	47,200	2,400	2,200	1,350	6,660.61
Change (B-A)	(300)	400	500	350
Change (%)	(0.6)	20.0	29.4	35.0
(For Reference) Results for FY2010 first half	34,272	1,201	1,006	859	4,241.14

2. Reasons for Revision

Operating income, income before income tax expense (benefit) and net income attributable to IIJ for the first half of FY2011 are expected to exceed the original target announced at the beginning of this fiscal year with continuous and steady revenue growth mainly in network services and systems operation and maintenance, including cloud computing services.

Regarding our Full FY2011 financial target, should we recognize necessity to revise our original Full FY2011 financial target in the future, we will disclose the required information in a timely manner.

The above target is based on information currently available at the time of announcement and the actual results may differ from the target due to various factors.

About IIJ

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration, cloud computing/data center services, security services, Internet access, and content distribution. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT: YUKO KAZAMA (MS)
         IIJ Investor Relations Office
         Tel: +81-3-5259-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/IR